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                              September 25, 2020

       Ian Huen
       Chief Executive Officer and Executive Director
       Aptorum Group Ltd
       17 Hanover Square
       London W1S 1BN, United Kingdom

                                                        Re: Aptorum Group Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed September 24,
2020
                                                            File No. 333-248743

       Dear Mr. Huen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2020 letter.

       Amendment No. 1 to Registration Statement on Form F-1, Filed September 24, 2020

       Cover Page

   1. We note your response to our prior comment number 1. As required by Item 501(b)(8)(iii)
                                                        of Regulation S-K,
please revise the cover page of the prospectus to expressly provide the date that the offering
will end.
   2. We note your revised disclosure in response to prior comment 1 that you do not have an arrangement to place
the proceeds from this offering in an escrow, trust or similar account, and that the
funds will be immediately available to you and not refunded. Please further expand on your
disclosure by explaining the significant risks to investors that arise from not having such
arrangements in place.
 Ian Huen
Aptorum Group Ltd
September 25, 2020
Page 2

       Please contact Margaret Schwartz at 202-551-7153 or Dorrie Yale at 202-551-8776 with any questions.



                                                         Sincerely,
FirstName LastNameIan Huen
                                                         Division of
Corporation Finance
Comapany NameAptorum Group Ltd
                                                         Office of Life
Sciences
September 25, 2020 Page 2
cc:       Louis Taubman
FirstName LastName